EXHIBIT 3.02

CERTIFICATE OF AMENDMENT TO THE FOURTH AMENDED AND

RESTATED CERTIFICATE OF INCORPORATION OF

NEOFORMA.COM, INC.

(a Delaware corporation)

NEOFORMA.COM, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Neoforma.com, Inc. The original Certificate of Incorporation of the Corporation was filed on August 18, 1998. A Fourth Amended and Restated Certificate of Incorporation was filed on March 22, 2001. The name under which the Corporation was originally incorporated was “Neoforma, Inc.”

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”) the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stockholders entitled to vote thereon and a majority of the outstanding stockholders of each class entitled to vote as a class has approved, the amendments to the Fourth Amended and Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

THIRD: Pursuant to Section 242 of the DGCL, the text of the Fourth Amended and Restated Certificate of Incorporation is hereby amended to revise Article I in its entirety:

“Effective at 12:01 a.m. Easter Daylight Time on August 27, 2001, the name of this Corporation will be Neoforma, Inc.”

FOURTH: Pursuant to Section 242 of the DGCL, the text of the Fourth Amended and Restated Certificate of Incorporation is hereby amended to add the following paragraph to Article IV:

“Effective at 12:01 a.m. Eastern Daylight Time on August 27, 2001, every ten (10) outstanding shares of Common Stock of the Corporation will be combined into and automatically become one (1) outstanding share of Common Stock of the Corporation and the authorized shares of the Corporation shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the foregoing stock split; all shares of each series of Common Stock so split that are held by a stockholder will be aggregated by such series subsequent to the foregoing split and each fractional share resulting from such aggregation of each series held by a stockholder shall be rounded down to the nearest whole share. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the foregoing split, the Corporation shall pay a cash amount to such stockholder equal to the fair value of such fractional share as of the effective date of the foregoing split.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 23rd day of August, 2001, and the foregoing facts stated herein are true and correct,

NEOFORMA.COM, INC.

By:	/S/ ANDREW GUGGENHIME
Name: Andrew Guggenhime Title: Chief Financial Officer